PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                              TSX-V: “DJE”

FOR IMMEDIATE RELEASE:                                                                  August 4, 2006

Dejour Closes Piceance- Uinta Basin Purchase/ Begins Operations

Vancouver, British Columbia, Canada, August 4, 2006 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”) Robert L. Hodgkinson, Chairman & CEO  is pleased to announce that the Company has successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of USD$22,124,545.50 in cash, stock, note and debentures.

The Acquisition

The project consists of two project types. The “Natural Gas Resource” project is a well defined stratigraphic gas resource, covering 188,422 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The second project is a massive deep “Overthrust Oil” project covering 65,646 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk. According to Retamco, the project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent, having produced over 1 billion barrels to date.

Dejour owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The cost to Dejour includes USD$5 million cash, 5,500,000 DJE common shares valued at USD$10,726,700 ($2.17 CDN per share), a USD$5,000,000 zero coupon note maturing December 31, 2006 and the issuance of a USD$1,397,845.50 two-year 8% convertible debenture.

The Partners

The current working interest partners are:

	‘Natural Gas Resource’	‘Overthrust Oil’

Dejour Energy (USA) Corp.	25%	12.5%
Brownstone Ventures (US) Inc.	10%	10%
Retamco Operating, Inc.	65%	77.5%

Agreements are currently being finalized to include an additional partner, with significant Piceance Basin operating capability.

The Program

Dejour, Brownstone (TSX-V: “BWN”) and Retamco are currently conducting a systematic geologic and operational review of the properties with the intent of scaling up a continuous drilling program that includes utilizing up to 4 rigs capable of drilling 36-40 wells per year and with an annual capital budget approximating USD$40,000,000.  Drilling is estimated to commence in Q4, 2006.

Appointment

Dejour Energy (USA) Inc. has retained the services of Mr. Steve Perlman, M.S. Geology, to assist the Company in providing seamless and functional communication with both the operator and other partners in all facets of operations and the public profile of this significant exploration opportunity.

A graduate, cum laude, of Colgate University, Geology, and M.S. Geology from USC, Mr. Perlman was first exposed to the Piceance Basin while with Amoco Production in 1980. He has extensive experience in exploration geology throughout the Rocky Mountain region, US Gulf Coast and internationally, Steve was most recently focused on the Piceance Basin with EnCana Oil & Gas (USA) 2001-2005. His office is located in Morrison, Colorado, reporting directly to Doug Cannaday, President & COO of Dejour Enterprises Ltd.

Financial

With the close of this purchase, Dejour Enterprises Ltd. has 58,732,109 shares issued and outstanding and over CDN$18,000,000 in working capital on hand to fund ongoing operations.

Recent Piceance Basin Land Activity

In February 2006, Berry Petroleum Company (NYSE:BRY) announced that it had completed the acquisition of a 50% working interest in natural gas assets in the Grand Valley field in the Piceance Basin for approximately USD$159 million for 6,314 gross acres. In June 2006, Berry Petroleum announced a deal with Encana Oil& Gas (USA) Inc. (NYSE:ECA), to jointly develop a portion of EnCana's North Parachute Ranch property in the Piceance Basin. Berry will fund the drilling of 90 natural gas wells on EnCana's valley lands and will acquire 4,300 gross acres elsewhere in the North Parachute Ranch property with a working interest of 95% and a net revenue interest of 79%

In July 2006, Marathon Oil (NYSE:MRO) announced the purchase of 8700 acres in the Piceance Basin from Petroleum Development Corp (NASDAQ: PETD), with no production, for USD$354 million (USD$41,000/ acre).

Also in July 2006, Galaxy Energy Inc. (AMEX:GAX) announced the sale of a 25% working interest in 6000 acres (USD$ 33,333/acre) with only 3 producing wells for USD$50,000,000.

These transactions strongly endorse the values paid by Dejour and its partners (USD$400/ acre) for their 254,000 net acres of Basin holdings. With natural gas prices on the rebound to USD$7.50/mcf from recent lows, the potential for upward revaluation of these holdings continues to be self-evident.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com